U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

( ) Form 10-K and form 10-KSB ( ) Form 20-F ( ) Form 11-K (X) Form 10-Q and Form 10-QSB ( ) Form N-SAR

For Period Ended: September 30, 2005

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Read Attached Instruction Sheet Before Preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates. ___________________________________________________________________________________________

Part I – Registrant Information

Itronics Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

6490 So. McCarran Blvd., No. C-23

Address of Principal Executive Office (Street and Number)

Reno, Nevada 89509

City, State and Zip Code

Part II – Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or any portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III – Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is unable to file its Form 10-QSB within the prescribed period without unreasonable effort or expense due to administrative difficulties. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

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Part IV – Other Information

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(1) Name and telephone number of person to contact in regard to this notification

                                            John W. Whitney                       (775)             689-7696

                                                  (Name)                          (Area Code) Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                                                                                    (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                   (X) Yes ( ) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect an increased loss for the three and nine month periods ended September 30, 2005 as compared to the same periods for 2004 due to costs incurred in connection with the recent financing for which a current report on Form 8K was filed on July 20, 2005. We are presently evaluating the amount of such increased loss.

Itronics Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005                                              By: /S/ JOHN W. WHITNEY

                                                                                            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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